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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CASTLE BANCGROUP, INC.
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(Name of Issuer)


COMMON STOCK, $.33 par value
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(Title of Class of Securities)


14842P107
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(CUSIP Number)


Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115
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Victoria S. Maher
Vice President and Controller
121 W. Lincoln Hwy.
DeKalb, IL. 60115
(815) 758-7007


November 4, 1997
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(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule becasue of  Rule 13d-1(b) (3) or (4), check the following box:   / /

1.  Name of  Reporting Person

    James N. McInnes

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2.  Check the Appropriate Box if a Member of  a Group      (a)  / /

    Not Applicable                                         (b)  /X/

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3.  SEC Use Only

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4.  Source of Funds:         PF

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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items

     2 (d) or 2 (e)       / /

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6.  Citizenship of Place of Organization:   USA

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Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power:               135,891

8.  Shared Voting Power:                   0

9.  Sole Dispositive Power:          135,891

10. Shared Dispositive Power:              0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:    135,891

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares     / /

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13. Percent of Class Represented by Amount in Row (11)     6.4%

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14. Type of Reporting Person:          IN
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ITEM 1.        SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, $.33 par value per share (the "Common Stock"), or Castle BancGroup, Inc.(CBI), a Delaware corporation, located at 121 W. Lincoln Hwy. DeKalb, Il. 60115.

ITEM 2.       IDENTITY AND BACKGROUND

(a) Name:                James N. McInnes

(b) Residence:           25 Edgebrook Drive
                         Sandwich, Il. 60548-1715

(c) Present Occupation:  President and Vice Chairman, Castle BancGroup, Inc.
(d)                      In the last five years,   McInnes has not been
                         convicted in a criminal proceeding.

(e) In the last five years, McInnes has not been a party to a civil proceeding.

(f)                      United States of America Citizen

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds have been used in the acquisition of all shares. Funds have not been borrowed to finance the share purchases.

The purchase activity/ownership position of McInnes has not been previously reported. McInnes owns all shares individually. McInnes participates in the CBI Employee Stock Purchase Plan (ESPP) with routine monthly payroll deductions for CBI stock purchases. In 1997, via the CBI ESPP, McInnes purchased 568.2 shares for $22 per share. McInnes is a participant in the CBI Stock Benefit Plan (Stock Option Plan). On February 9, 1995, 20,000 options were granted to McInnes. As of November 4, 1997, 10,000 options were fully vested to McInnes and exercisable at a price of $14 per share. On 9/4/97, with personal funds, McInnes purchased 115 shares of CBI stock for $20 per share. (These shares are included in the outstanding share totals noted at 7 above).

ITEM 4.  PURPOSE OF TRANSACTION

This is an original Schedule 13D filing for McInnes. There were no material share purchases in 1997, however, all acquisition activity from 1/1/97 thru 11/4/97 has been reported in ITEM 3 above. McInnes, individually, jointly, or as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift, or otherwise. McInnes has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) thru (j) of the Item 4 instructions.

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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) All shares are owned for long term investment purposes. McInnes owns individually 135,891 shares (6.4%) of the Company's outstanding common stock. (The 10,000 fully vested option shares are included in the outstanding shares totals noted above.) The figures in this paragraph exclude 1,000 shares owned individually by the McInnes Family Trust, as to which McInnes disclaims beneficial ownership as he is not a trustee, a beneficiary, nor does he have power of direction.

(b) McInnes has sole power to vote and dispose of 135,891 shares.

(c) In the last sixty days, McInnes, via the CBI ESPP, purchased 113. shares for $22 per share. On 9/4/97, with personal funds, McInnes purchased 115 shares of CBI stock for $20 per share.

(d) Not Applicable

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
 None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 4, 1997


                                  /s/ James N. McInnes
                                  ----------------------------------

                                  James N. McInnes